Dermavant Sciences Ltd.

Suite 1, 3rd Floor

11-12 St. James’s Square

London SW1Y 4LB

United Kingdom

September 6, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dorrie Yale

Erin Jaskot

Irene Paik

Ibolya Ignat

Mark Brunhofer

Re:	Dermavant Sciences Ltd.

Rule 477 Application for Withdrawal of Registration Statement on Form S-1

Filed on May 24, 2019

File No. 333-231757

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Dermavant Sciences Ltd. (the “Company”) hereby respectfully requests that, effective as of the date first set forth above or at the earliest practicable date thereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-231757) initially filed with the Commission on May 24, 2019, as thereafter amended, together with all exhibits thereto (the “Registration Statement”). The grounds upon which the Company is making this application for withdrawal are that the Company does not intend to proceed with the initial public offering of the common shares proposed to be registered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Pursuant to Rule 477(b) under the Securities Act, the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

Thank you for your assistance. If you should have any questions, please contact John T. McKenna of Cooley LLP at (650) 843-5059, or in his absence, Frank F. Rahmani at (650) 843-5753.

Very truly yours,

Dermavant Sciences Ltd.

By:	/s/ Todd Zavodnick
Name: Todd Zavodnick
Title: Principal Executive Officer

cc:	Christopher Van Tuyl, Dermavant Sciences, Inc.

Frank F. Rahmani, Cooley LLP

John T. McKenna, Cooley LLP

Alison A. Haggerty, Cooley LLP

Milson C. Yu, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Justin McNamee, Latham & Watkins LLP